Exhibit 99.1

ASX/Media Release

IMMUTEP ANNOUNCES EUROPEAN PATENT GRANT FOR

LAG525 ANTIBODY IN COMBINATION THERAPY

SYDNEY, AUSTRALIA – 7 April 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer, infectious disease and autoimmune disease, is pleased to announce the grant of patent number EP3317301 entitled “Combination therapies comprising antibody molecules to LAG-3” by the European Patent Office.

The claims of EP3317301 are directed to embodiments of LAG525, a humanised form of Immutep’s IMP701 antibody which is out-licensed to Novartis AG. In particular, the claims of the patent are directed to compositions comprising LAG525 and spartalizumab, an anti-PD-1 antibody molecule, and related methods of use of the combination in the treatment of cancer.

The patent is co-owned by Novartis AG and Immutep S.A.S. and will expire on 28 July 2036.

About IMP701 and LAG525

IMP701 is a therapeutic antibody originally developed by Immutep S.A. (now Immutep S.A.S.) to target LAG-3. This antagonist antibody plays a role in controlling the signalling pathways in both effector T cells and regulatory T cells (Treg). The antibody works to both activate effector T cells (by blocking inhibitory signals that would otherwise switch them off) and at the same time inhibit Treg function that normally prevents T cells from responding to antigen stimulation. The antibody therefore removes two brakes that prevent the immune system from responding to and killing cancer cells. In contrast, some other checkpoint antibodies in development target only the effector T cell pathway.

Rights to the development and commercialisation of IMP701 are exclusively licensed to Novartis.

LAG525, a humanised form of IMP701 is being evaluated by Novartis in several Phase I and/or Phase II clinical trials in combination with Novartis’ PD-1 inhibitor spartalizumab for the treatment of certain cancer(s). Novartis has full responsibility for the continued development of the LAG-3 antibody program and Immutep is eligible to receive development-based milestone payments and sales-based royalties.

Further information on the clinical studies may be obtained at:

https://clinicaltrials.gov/ct2/show/NCT03365791

https://clinicaltrials.gov/ct2/show/NCT03499899

https://clinicaltrials.gov/ct2/show/NCT02460224

https://clinicaltrials.gov/ct2/show/NCT03742349

https://clinicaltrials.gov/ct2/show/NCT03484923

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer, infectious disease and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889